SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Formula Systems (1985) Ltd.

(Name of Issuer)

American Depositary Shares, each representing

one Ordinary Shares, Par Value NIS 1.0 Per Share

(Title of Class of Securities)

346414-10-5

(CUSIP Number)

Guy Bernstein

Formula Systems (1985) Ltd.

5 Haplada Street, Or Yehuda 60218, Israel
Telephone: 972 3 5389487

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 346414-10-5
1.	Names of Reporting Persons Guy Bernstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,971,973 (1) (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,656,190 (2) (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,971,973 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (a) (i) 260,040 ordinary shares, and (ii) an additional 1,122,782 ordinary shares (of which 806,999 have vested or will vest within 60 days of the date hereof), all of which are held in trust for the benefit of the Reporting Person, and (b) an additional 589,151 ordinary shares held by the Reporting Person. The Reporting Person shares voting power with Asseco Poland S.A. (“Asseco”) with respect to all of such shares due to the appointment of Asseco as a proxy and grant to Asseco of an irrevocable power of attorney to vote on behalf of the Reporting Person in respect of all of such shares. See Items 1, 5 and 6.
(2)	Excludes up to an additional 3,877,846 ordinary shares held by Asseco with respect to which the Reporting Person may (a) be granted voting power at a future date and (b) be deemed to share dispositive power due to a right of first refusal for certain transfers and a right to purchase in certain scenarios in which Asseco is insolvent. See Items 1, 5 and 6.
(3)	Consists of (a) (i) 260,040 ordinary shares, and (ii) an additional 806,999 ordinary shares, all of which are held in trust for the benefit of the Reporting Person and all of which have vested or will vest within 60 days of the date hereof and which the Reporting Person may dispose of at any time, and (b) an additional 589,151 ordinary shares held by the Reporting Person (all of such ordinary shares are among the shares already described in footnote (1) above). Dispositive power over the ordinary shares described in clause (a) is shared with the trustee and Asseco, and in clauses (a) and (b) may be deemed to be shared with Asseco (in the case of Asseco, due to its right of first refusal for certain transfers by the Reporting Person). See Items 1, 5 and 6.
(4)	Percentage ownership reported herein is based on 14,738,782 ordinary shares of the Issuer that were outstanding as of October 17, 2017.

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13D filed on April 11, 2016 (the “Statement”), as amended by Amendment No. 1 thereto, filed on August 28, 2017 (“Amendment No. 1”) relates to the American Depositary Shares (“ADRs”), each representing one ordinary share, par value NIS 1.0 per share (“Ordinary Shares”) of Formula Systems (1985) Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 5 Haplada Street, Or Yehuda 6021805, Israel. Because of the 1:1 conversion ratio of ADRs to Ordinary Shares, this Amendment No. 2 relates to them as a single class of equity and refers to them together as Ordinary Shares. Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement or in Amendment No. 1.

This Amendment No. 2 is being filed by the Reporting Person (as defined in Item 2 below) to report the entry, on October 11, 2017, by the Reporting Person (including via a private Israeli company holding shares for benefit of the Reporting Person, the separate identity of which company is disregarded for purposes of the description herein), and Asseco Poland S.A. (“Asseco”) into a shareholders voting agreement, dated October 4, 2017 (the “Shareholders Agreement”), that covers all 1,971,973 Ordinary Shares and all 3,877,846 Ordinary Shares beneficially owned by the Reporting Person and Asseco, respectively. The Reporting Person’s beneficial ownership of Ordinary Shares has been modified as a result of the arrangements under the Shareholders Agreement that cover the voting and disposition of the parties’ Ordinary Shares. Please see Items 5 and 6 below for details concerning the updated beneficial ownership of the Reporting Person and the arrangements under the Shareholders Agreement, respectively.

Item 2. Identity and Background.

(a)           Name:               This Amendment No. 2 is being filed by Guy Bernstein, an individual (the “Reporting Person”).

(b)           Residence or Business Address: c/o Formula Systems (1985) Ltd., 5 Haplada Street, Or Yehuda 6021805, Israel.

(c)           Present Principal Occupation/Employment: The Reporting Person serves as Chief Executive Officer of the Issuer. The Issuer is a global software solutions and IT professional services holdings company that is principally engaged through its directly held investees in providing proprietary and non-proprietary software solutions and IT professional services, software product marketing and support, computer infrastructure and integration solutions and learning and integration. The principal address of the Issuer’s offices at which the Reporting Person is employed is set forth in Item 1 above.

(d)           Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship: Israel

Item 3. Source and Amount of Funds or Other Consideration.

The changes in the beneficial ownership of the Reporting Person that are described in this Amendment No. 2 did not involve the payment of any cash consideration but were instead based on the provisions of the Shareholders Agreement, for which no cash consideration was exchanged between the Reporting Person and Asseco.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Ordinary Shares reported herein for investment purposes only.

As of the filing of this Amendment, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares (except for additional restricted Ordinary Shares with respect to which the Reporting Person will acquire beneficial ownership upon vesting, or additional Ordinary Shares that the Reporting Person may acquire from Asseco in the future under the right of first refusal provisions and other transfer provisions of the Shareholders Agreement), or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the ADRs to be delisted from the NASDAQ Global Select Market or any other national securities exchange on which they may be listed in the future, or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the ADRs to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment are made on the basis of 14,738,782 Ordinary Shares of the Issuer that were outstanding as of October 17, 2017.

(a)       The Reporting Person beneficially owns 1,971,973 Ordinary Shares of the Issuer in the aggregate, representing approximately 13.4% of the issued and outstanding share capital of the Issuer. Those Ordinary Shares consist of the following:

(i) 260,040 Ordinary Shares, constituting the remaining Ordinary Shares currently held by the Reporting Person from among the 396,000 Ordinary Shares that he acquired when he exercised, in April 2010, options to purchase 396,000 Ordinary Shares granted to him by the Issuer in January 2009 in connection with his entry into his service agreement with the Issuer (the Reporting Person has sold the other 135,960 Ordinary Shares acquired upon such exercise). In accordance with the terms of the grant, all of such 260,040 Ordinary Shares are currently deposited with a trustee but may be released to the Reporting Person (and may therefore be sold by the Reporting Person) upon his request at any time. Under the terms of the grant, the Reporting Person is furthermore permitted to vote all of such 260,040 Ordinary Shares upon his request at any time (such Ordinary Shares may otherwise be voted by the trustee). Under the Shareholders Agreement, the Reporting Person has (x) appointed Asseco as a proxy and granted to Asseco an irrevocable power of attorney to vote on behalf of the Reporting Person at all shareholder meetings of the Issuer (collectively, the “Proxy Appointment”), and (y) granted a right of first refusal to Asseco for certain transfers and a right for Asseco to purchase in certain scenarios in which the Reporting Person is insolvent (collectively, the “Transfer Rights”), in each case in respect of all of the Reporting Person’s Ordinary Shares, including those 260,040 Ordinary Shares. The Reporting Person therefore shares both voting and dispositive power with respect to all of such 260,040 Ordinary Shares with the trustee and/or Asseco (as applicable).

(ii) 806,999 Ordinary Shares, constituting the currently vested portion (including Ordinary Shares that may vest within 60 days of this Amendment No. 2) of the 1,122,782 Ordinary Shares that the Reporting Person acquired upon his exercise (in June 2013) of options to purchase 1,122,782 Ordinary Shares, which options were granted to the Reporting Person in March 2012, concurrently with the amendment and extension of his service agreement with the Issuer. Although these vested Ordinary Shares are held by a trustee, they may be released to the Reporting Person upon his request at any time, and the Reporting Person is entitled to vote or dispose of them. These vested Ordinary Shares are also subject to the Proxy Appointment and Transfer Rights in favor of Asseco. The Reporting Person is therefore deemed to share voting and dispositive power over them with the trustee and/or Asseco (as applicable).

(iii) 315,783 Ordinary Shares constituting the unvested portion of the 1,122,782 Ordinary Shares referred to in paragraph (a)(ii) above, which are currently deposited with a trustee, but which the Reporting Person is permitted to vote upon his request at any time and with respect to which the Reporting Person is therefore deemed to share voting (although not dispositive) power. These unvested Ordinary Shares are also subject to the Proxy Appointment in favor of Asseco. The Reporting Person is therefore deemed to share voting (although not dispositive) power over these Ordinary Shares with the trustee and Asseco.

(iv) 589,151 Ordinary Shares purchased by the Reporting Person from Asseco pursuant to a privately negotiated transaction that was consummated in Israel on August 22, 2017, as described in Amendment No. 1, as to which the Reporting Person shares voting and dispositive power with Asseco under the Proxy Appointment and Transfer Rights, respectively.

The foregoing aggregate 1,971,973 Ordinary Shares beneficially owned by the Reporting Person excludes up to an additional 3,877,846 Ordinary Shares that are held by Asseco, with respect to which the Reporting Person may, in the future, under the Shareholders Agreement: (A) gain voting power due to being appointed as a proxy (upon the earlier to occur of (x) the current CEO of Asseco ceasing to be the CEO or the Chairman of the Supervisory Board of Asseco Poland or (y) Asseco’s voting rights in the Issuer being reduced below 20%), and (B) gain a degree of dispositive power due to the Reporting Person’s (x) right of first refusal for certain transfers of Ordinary Shares by Asseco and (y) right to purchase Asseco’s Ordinary Shares in certain scenarios in which Asseco is insolvent.

(b)       The Reporting Person possesses shared power to vote and direct the vote of, the Ordinary Shares described in paragraphs (a)(i) through (a)(iv) of this Item 5, and shared power to dispose or to direct the disposition of, the Ordinary Shares described in paragraphs (a)(i), (a)(ii) and (a)(iv) of this Item 5, for the reasons described in those paragraphs.

(c)       On August 22, 2017, the Reporting Person purchased 589,151 Ordinary Shares from Asseco, as described in Item 1 and paragraph (a)(iv) of Item 5 of Amendment No. 1, and on October 11, 2017, the Reporting Person and Asseco entered into the Shareholders Agreement, which caused the changes in beneficial ownership described in this Amendment No. 2. In addition, the Reporting Person’s beneficial ownership of Ordinary Shares has continued to increase during the last 60 days due to the vesting, on a quarterly basis, of the 1,122,782 Ordinary Shares that he acquired upon exercise of options (as described in paragraph (a)(ii) of this Item 5 above).

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Trust Agreement

Each of the 260,040 Ordinary Shares and the 806,999 Ordinary Shares described in paragraphs (a)(i) and (a)(ii) of Item 5 above, which are held in trust for the Reporting Person, are subject to an agreement between the Reporting Person and a trustee that permits the Reporting Person to withdraw those shares from the trust and to vote and/or dispose of those shares as the Reporting Person wishes.

Shareholders Agreement

Under the Shareholders Agreement, each of the Reporting Person and Asseco appointed a proxy (the “Proxy”) and granted him an irrevocable power of attorney to vote on behalf of each shareholder party to the Shareholders Agreement in respect of all Ordinary Shares held by him or it at all shareholder meetings of the Issuer. The initial Proxy under the Shareholders Agreement is Marek Panek or any other director of Asseco designated by the management board of Asseco to vote as instructed by the management board of Asseco. The identity of the Proxy shall remain as such for as long as (i) the current CEO of Asseco holds that position, or serves as or the Chairman of the Supervisory Board of Asseco, and (ii) Asseco holds at least 20% of the voting rights in the Issuer. If either of the foregoing two conditions is no longer met, the Reporting Person will become the Proxy under the Shareholders Agreement.

The parties also agreed to grant to one another a right of first refusal to purchase each other’s shares upon the prospective sale to a third party (subject to customary exceptions for transfers to certain affiliated entities and/or related parties, and subject to Asseco’s right to freely sell to third parties up to 2% of the outstanding Ordinary Shares within any six (6) month time period, provided that Asseco’s voting rights in the Company are not reduced below 20% as a result (or are not already below 20% prior to) the proposed sale). The Reporting Person also was granted a tag-along right to sell his Ordinary Shares pursuant to a transaction involving Asseco’s disposal of Ordinary Shares to third parties. In the case of certain insolvency events involving either the Reporting Person or Asseco, the other party to the Shareholders Agreement has the right, but not the obligation, to purchase, at fair market value, all of the Ordinary Shares held by the insolvent party or its successor.

The Shareholders Agreement’s initial term is 36 months and is automatically renewed for further 12-month periods. The parties may terminate the agreement six months before the end of (i) the 36-month period or (ii) any subsequent 12-month periods. In addition, the agreement may be terminated by (a) the Reporting Person in the event that the identity of the Proxy changes (as described above), unless otherwise agreed by the parties, and (b) by Asseco, if the Reporting Person’s voting rights in the Company are reduced below 8%.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Shareholders Voting Agreement, dated October 4, 2017, by and among Asseco, an Israeli company for the benefit of the Reporting Person, and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Guy Bernstein
GUY BERNSTEIN

Dated: October 18, 2017